UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2024.

Commission File Number 001-40772

Cellebrite DI Ltd.

(Translation of registrant’s name into English)

94 Shlomo Shmelzer Road

Petah Tikva 4970602, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Cellebrite DI Ltd. (the “Company” or “Cellebrite”) hereby announces that, on November 1, 2024, the dollar volume-weighted average price of the Company’s ordinary shares (the “Ordinary Shares”) was greater than or equal to $17.50 per share for a twentieth trading day within a thirty trading-day period (the “Triggering Event III”).  This is the third triggering event to occur, following the two that were announced by the Company on August 15, 2024 and on September 16, 2024, respectively. Pursuant to Section 3.07 of that certain Business Combination Agreement and Plan of Merger, dated as of April 8, 2021, by and among TWC Tech Holdings II Corp., the Company and Cupcake Merger Sub, Inc. (as amended, the “Merger Agreement”), the Company is required to issue, or cause its transfer agent to issue, in each case subject to applicable withholding tax, to each Company Shareholder (as defined in the Merger Agreement) (in accordance with its respective Pro Rata Share (as defined in the Merger Agreement)) 5,000,000 Ordinary Shares (the “Price Adjustment Shares”) upon the occurrence of the Triggering Event III.

This report on Form 6-K is incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-260878 and 333-278130) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2021 and March 21, 2024, respectively, and Form F-3 (File No. 333-259826) filed with the SEC on September 13, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cellebrite DI Ltd.

Date: November 4, 2024	By:	/s/ Dana Gerner
Dana Gerner
Chief Financial Officer

2